NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES ACQUIRES

799 9TH STREET, NW IN WASHINGTON, DC

NEW YORK, June 25, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that it has acquired 799 9th Street, NW in Washington, DC for $106 million or approximately $522 per rentable square foot. Brookfield is funding the acquisition through new property-level financing of $71.5 million and the balance from available cash resources.

799 9th Street, NW is a 10-story, LEED Gold-certified, class A office building located in the East End submarket, adjacent to the City Center project and one block from three Metro lines. Built in 2001, the building holds 203,000 rentable square feet and is currently 96% occupied with all leases expiring in December 2012 and January 2013. The property has 156 parking spaces and several street-level eateries, including OYA Restaurant.

Brookfield owns two buildings immediately adjacent to 799 9th: 701 9th Street, NW and the Victor Building at 750 9th Street, NW, which collectively are 97% leased, creating a campus-like concentration of class A space in the East End submarket, which has the lowest office vacancy in downtown DC.

“The East End submarket is thriving, with low office vacancy, new amenities coming online, and an overall 24-7 neighborhood feel,” said Dennis Friedrich, president and global chief investment officer at Brookfield Office Properties. “Our investments in several of the premier office buildings in this submarket are consistent with our strategy of owning high-quality assets in the best-located areas of our core U.S. markets.”

Brookfield owns 31 office properties overall in the Greater DC area totaling eight million square feet.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 111 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and Brookfield Place in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com